wpdoc2\nsar\1996\0108-77I.doc           11/7/96
NAME OF REGISTRANT:
Franklin Custodian Funds, Inc.
File No. 811-537

EXHIBIT ITEM No. 77I(b):

Each Fund, except the DynaTech Series, began offering two classes of shares on May 1, 1995: Income Series - Class I, Utilities Series - Class I, Growth Series - Class I and U.S. Government Securities Series - Class I, and Income Series - Class II, Utilities Series - Class II, Growth Series- Class II and U.S. Government Securities Series - Class II. The DynaTech Series began offering two classes of shares on September 16, 1996: DynaTech Series - Class I and DynaTech Series - Class II. All shares purchased before those times are considered Class I shares. Additional classes of shares may be offered in the future.

Shares of each class represent proportionate interests in the assets of the Fund and have the same voting and other rights and preferences as the other class of the Fund for matters that affect the Fund as a whole. For matters that only affect one class, however, only shareholders of that class may vote. Each class will vote separately on matters
(1) affecting only that class, (2) expressly required to be voted on separately by state corporation law, or (3) required to be voted on separately by the 1940 Act. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of Custodian Funds for matters that affect Custodian Funds as a whole. In the future, additional series may be offered.